Schlitt Investor Services, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficits)	Total
Balance at December 31, 2016	$ 200	$ 72,143	$ (17,642)	$ 54,701
Capital distributions	-	-	(20,000)	(20,000)
Net income (loss)	-	-	26,631	26,631
Balance at December 31, 2017	$ 200	$ 72,143	$ (11,011)	$ 61,332

The accompanying notes are an integral part of these financial statements.